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Sinclair Television Group, Inc.
10706 Beaver Dam Road
Hunt Valley, MD 21030

February 8, 2010

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Ms. Mellissa Duru

  Re:
  Sinclair Broadcast Group, Inc.
  Schedule TO-I
  Filed January 26, 2010
  File No. 005-44309

Ladies and Gentlemen:

        On behalf of Sinclair Television Group, Inc., a Maryland corporation (the "Company"), please find the Company's responses to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated February 3, 2010 (the "Comment Letter"), with respect to the Company's filings.

        For your convenience, each of the Company's responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter.

        The following are the Company's responses to the Staff's comments. In connection with the Company's response to the Comment Letter, the Company has filed Amendment No. 1 ("Amendment No. 1") to its Schedule TO-I (the "Schedule TO-I") on the date hereof.

Schedule TO-I

Exhibit (A)(1)(A)-Offer to Purchase

Source of Funds, page 11

1.
Disclosure on page 2 of the Summary states without qualification that the offer will be funded from funds in a collateral account and is not subject to a financing condition. In contrast, on page 11, the disclosure states that the offer will be funded "primarily with cash" from the collateral account. Please revise to clarify this consistency.

  Additionally, please revise to clarify any other source of funds (i.e., other than the collateral account), that would be used to pay for the securities tendered assuming the offers were fully subscribed. Refer to Item 1007(b) of Regulation M-A. We may have further comment.

  The Company has filed Amendment No. 1, which amends Item 1 and Item 7 of the Schedule TO-I with respect to the "Source of Funds" to include the following disclosure:

  "The Company intends to fund the Offers primarily with cash, currently held in a collateral account, raised from the prior sale and issuance of the Second Lien Notes. To the extent that the cash in the collateral account is insufficient to fund the Company's purchase of the Securities pursuant to the Offers, the Company will use available cash on hand."

2.
Please supplementally advise us of whether there are any agreements governing the distribution of funds from the Second Lien Note collateral account. Specifically, advise us of whether there are any limitations or restrictions on distributions made from the account. Additionally, please provide us with a copy of any agreement(s) governing the collateral account. We may have further comment.

  In connection with the issuance of the Second Lien Notes, the Company entered into an indenture governing the Second Lien Notes and a security agreement with respect to the collateral securing the Second Lien Notes. Pursuant to such indenture and security agreement, the Company deposited the net proceeds of the issuance of the Second Lien Notes into a collateral account, which proceeds were used to fund the tender offers for the 3.0% Convertible Senior Notes due 2027 (the "3.0% Notes") and 4.875% Convertible Senior Notes due 2018 (the "4.875% Notes" and, together with the 3.0% Notes, the "Notes") of the Company's parent, Sinclair Broadcast Group, Inc., that closed on November 5, 2009. Thereafter, the funds in the collateral account (a) may be used to repurchase any of the Notes still outstanding and (b) (i) following the expiration of the put rights of the holders of the 3.0% Notes on May 15, 2010, to the extent the holders thereof do not exercise their put rights, the related amounts may be used for general corporate purposes and (ii) following the expiration of the put rights of the holders of the 4.875% Notes on January 15, 2011, to the extent the holders thereof do not exercise their put rights, the related amounts and any remaining funds may be used for general corporate purposes.

  The indenture was attached as Exhibit (d)(1) to the Schedule TO-I filed on January 26, 2010 and the applicable provisions can be found in Section 1408 therein. A copy of the security agreement has been furnished as Exhibit (d)(19) to Amendment No. 1 and the applicable provisions can be found in Section 4.01(b) therein.

Conditions of the Offer; Extension; Amendment; Termination, page 11

3.
Please refer to the first full paragraph on page 13 relating to your ability to waive conditions and failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

  This is the Company's understanding and the Company intends to promptly inform holders of eligible securities how it intends to proceed when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer.

4.
Please refer to the comment above. Note that when condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company's understanding in your response letter.

  This is the Company's understanding and, depending on the materiality of the waived condition and the number of days remaining in the offer, the Company acknowledges that it may be required to extend the offer and recirculate new disclosure to security holders.

        As requested by the Staff of the Commission, the Company is providing the following acknowledgements:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions or require additional information, please do not hesitate to contact me at (410) 568-1500 or Jeffrey B. Grill of Pillsbury Winthrop Shaw Pittman LLP at (202) 663-9201.

        Thank you for your courtesy and cooperation.

Very truly yours,
/s/ David D. Smith David D. Smith President Sinclair Television Group, Inc.

cc:	David B. Amy Jeffrey B. Grill, Esq.

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Sinclair Television Group, Inc. 10706 Beaver Dam Road Hunt Valley, MD 21030